Exhibit 99.1

SINOVAC BIOTECH LIMITED PRESS RELEASE

Antigua Court Makes Interim Order Giving Board Control of the Company until the Trial of the Disputed 2025 Shareholder Meeting

BEIJING -- (BUSINESS WIRE) -- Sinovac Biotech Ltd. (NASDAQ: SVA) (SINOVAC or the Company), a leading provider of biopharmaceutical products in China, today announced that the Antigua High Court has ordered that the directors Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Mr. Yuk Lam Lo, Mr. Yumin Qiu, Mr. Yu Wang, Mr. Andrew Y. Yan and Mr. Yin Weidong (collectively, the Board), will comprise the Board of the Company until the trial listed in late April/early May 2026.

The Antigua High Court decision arises from a hearing that took place on 27 October 2025, at which applicants SAIF Partners IV L.P., OrbiMed Partners Master Fund Limited and 1Globe Capital LLC each sought injunctions to confirm the composition of their respective favoured Boards, pending determination of a dispute over the outcome of the Company’s Special Shareholders Meeting on 8 July 2025 (the SSM Dispute).

The hearing of the SSM Dispute has been scheduled to take place in the Antigua High Court in late April/early May 2026, with judgment to be delivered by the Court thereafter.

A Board meeting was held on 17 December 2025 to reiterate its unwavering commitment to shareholder value creation, to work diligently with the management and the advisors of the Company, to make efforts to restore trading of the Company’s shares on NASDAQ, to explore opportunities to properly and legally resolve the Company’s ongoing disputes, and to take all necessary steps, including to facilitate to reach agreements among all parties, to ensure the stable operations of the Company and to create greater value for shareholders through cooperation.

Mr. Andrew Y. Yan, Chairman of the Board of SINOVAC, stated, “The current Board is committed to the long-term and sustainable development of the Company. The Board and its Audit Committee will collaborate closely with the auditors to complete audit. The Board trusts and supports the CEO and management team in continuing to implement the Company’s current development strategy, maintaining operational stability, continuously enhancing shareholder value through sustained business growth, and collaboratively promoting the comprehensive development of the Company.”

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based global biopharmaceutical company, with a mission of “supply vaccines to eliminate human diseases”, the company specializes in the research, development, manufacturing and commercialization of vaccines and related biological products that protect against human infectious diseases.

The company’s diversified portfolio includes vaccines for influenza, viral hepatitis, varicella, Hand-Foot-Mouth disease (HFMD), poliomyelitis, pneumococcal disease, etc., of which 3 vaccines have been prequalified by WHO, including inactivated hepatitis A vaccine Healive®, Sabin-strain inactivated polio vaccine (sIPV), and varicella vaccine.

SINOVAC has a leading edge in developing vaccines to combat infectious disease outbreaks and was among the first to initiate R&D during major public health emergencies, including SARS, H5N1, H1N1, and COVID-19. The company developed the world’s first inactivated SARS vaccine (Phase I completed), China’s first H5N1 influenza vaccine (Paneflu®), the world’s first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the most widely used inactivated COVID-19 vaccine globally.

Beyond its marketed portfolio, the company is advancing a robust pipeline that includes combination vaccines, recombinant protein vaccines and next-generation platforms such as mRNA technologies and antibodies.

With a long-standing commitment to innovation and global health, SINOVAC is expanding its global footprint by strengthening partnerships with research institutions, international organizations, and local partners. Through broader market presence, technological cooperation, and localized production, the company aims to accelerate vaccine development and supply, enhance regional access to high-quality products, and better address unmet medical needs while improving preparedness for future pandemics.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.